UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. 10 )*

                            nStor Technologies, Inc.
                                (Name of Issuer)

                          Common Stock, $.05 par value
                         (Title of Class of Securities)

                                   67018N 10 8
                                 (CUSIP Number)

                                Mr. H. Irwin Levy
                            nStor Technologies, Inc.
                              100 Century Boulevard
                         West Palm Beach, Florida 33417
                                 (561) 641-3100
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 5, 2001
             (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 67018N 10 8                                          Page 2 of 6 Pages
---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

           H. Irwin Levy
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  __
    2
                                                              (b)  x
---------- ---------------------------------------------------------------------
           SEC USE ONLY
    3

---------- ---------------------------------------------------------------------
           SOURCE OF FUNDS
    4
           PF
---------- ---------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    5      ITEMS 2(d) or 2(e)  __

---------- ---------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           U.S.A.
---------- ---------------------------------------------------------------------
                                  SOLE VOTING POWER
                            7
       Number of                  15,497,857
         Shares           ------- ----------------------------------------------
      Beneficially                SHARED VOTING POWER
        Owned by            8
          Each                    4,000
       Reporting          ------- ----------------------------------------------
         Person                   SOLE DISPOSITIVE POWER
          With              9
                                  15,497,857
                          ------- ----------------------------------------------
                                  SHARED DISPOSITIVE POWER
                            10
                                  4,000
---------- ---------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
           15,501,857
---------- ---------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   12      __

---------- ---------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
           31.3%
---------- ---------------------------------------------------------------------
           TYPE OF REPORTING PERSON
   14
           IN
---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D

                                                               Page 3 of 6 Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the shares of common stock, par value $.05 per share (the "Common Stock"), of nStor Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 10140 Mesa Rim Road, San Diego, California 92121.

Item 2.  Identity and Background.

Item 2 is hereby amended by deleting the text in its entirety and substituting in its place the following:

(a)     Name:                H. Irwin Levy

(b)     Business address:    100 Century Boulevard
                             West Palm Beach, Florida 33417

(c)     Present principal occupation:

Mr. Levy is a private investor. He currently serves as Vice Chairman of the Board of Directors of the Company and as Chairman of the Board of several other corporations including MLL Corp. (through which he beneficially owns 1,665,348 shares of the Company's Common Stock) and Hilcoast Development Corp. (through which he beneficially owns 1,379,306 shares of the Company's Common Stock).

(d)     Criminal Proceedings:

During the past five (5) years, Mr. Levy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     Civil Proceedings:

During the past five (5) years, Mr. Levy has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Citizenship:  U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

The transactions reported by Mr. Levy as described in Item 5 (c) were in the form of, (i) a gift by Mr. Levy of the Company's Common Stock to a public charity effective November 5, 2001 when the closing market price was $.40 per share (valued at $1,200,000) , (ii) the purchase of 1,700 shares of the Company's outstanding Series H Convertible Preferred Stock in a private transaction for $540,000 (including the assignment of $500,000 of notes receivable from the Company and $40,000 in cash); and (iii) the sale of 169,231 shares of the Company's Common Stock in a private transaction for $22,508 in the form of a note receivable for that amount.

Item 4.  Purpose of Transaction.

Purpose of the acquisition of the securities of the Company:     Investment

(a) The reporting person has no specific plan or proposal to acquire additional securities of the Company or to dispose of any securities of the Company with the exception of the following:

        Based on stockholder approval at the Special Meeting of Stockholders held January 10, 2002, and in connection with the transaction between the Company and Halco Investments L.C. (Halco) (as described in the Company's Form 8-K filed on November 28, 2001), the "Halco Transaction", Mr. Levy will receive (i) 750,000 shares of the Company's Common Stock in satisfaction of $300,000 owed to Mr. Levy by the Company, and (ii) an aggregate of approximately 19,063,000 shares of the Company's Common Stock upon conversion of various classes of convertible preferred stock, including approximately 8,310,000 shares of the Company's Common Stock as an inducement for converting the preferred stock currently owned by Mr. Levy or companies controlled by him
        (including approximately 1,659,000 shares for accrued but unpaid dividends owed to Mr. Levy or companies controlled by him). Upon receipt of the Common Shares, Mr. Levy intends to sell to certain officers of the Company, a director and certain other investors approximately 1,176,000 of those shares.

        As an investor, the reporting person reviews from time to time the performance of all of his investments, including, but not limited to the securities of the Company and may in the future acquire or dispose of additional securities of the Company.

(b)     None.
(c)     None.
(d)     None.
(e)     None.
(f)     None.
(g)     None.
(h)     None.
(i)     None.
(j)     None.

Item 5.  Interest in Securities of the Issuer.

This Amendment to Schedule 13D reflects a change in the number of shares and the percentage interest represented thereby of the Company's Common Stock held by the reporting person as a result of the transactions described in 5(c) below.

(a) Mr. Levy is currently the beneficial owner of 15,501,857 shares of the Company's Common Stock representing 31.3% of the Company's Common Stock. Of those shares, (i) 3,460,164 shares of Common Stock are held directly by Mr. Levy including 4,000 shares owned jointly with Mr. Levy's wife; (ii) 166,666 shares of Common Stock are held by MLL
          Corp., a Florida corporation, of which Mr. Levy is the majority shareholder ("MLL"); (iii) 787,500 shares of Common Stock are issuable upon the conversion of currently exercisable warrants held by Mr. Levy; (iv) 175,000 shares of Common Stock are issuable upon the exercise of currently exercisable warrants held by Hilcoast Development Corp., a Delaware corporation, of which Mr. Levy is the majority shareholder ("Hilcoast"); (v) 160,000 shares of Common Stock are issuable upon the exercise of currently exercisable stock options held by Mr. Levy; (vi) 5,688,428 and 2,361,111 shares of Common Stock are issuable upon the conversion of currently outstanding shares of the Company's Series I and Series H Convertible Preferred Stock, respectively, held by Mr. Levy, (vii) 1,498,682 shares of Common Stock are issuable upon the conversion of currently outstanding shares of the Company's Series I Convertible Preferred Stock held by MLL, and
          (viii) 704,306 and 500,000 shares of Common Stock are issuable upon the conversion of currently outstanding shares of the Company's Series I and Series E Convertible Preferred Stock, respectively, held by Hilcoast.
(b) Mr. Levy has sole dispositive and voting power over 15,497,857 shares of the Company's Common Stock. Mr. Levy has shared dispositive and voting power over 4,000 shares of the Company's Common Stock.
(c) Since the most recent filing on Schedule 13D made by Mr. Levy for a April 12, 2001 event, Mr. Levy has effected the following transactions involving the Company's Common Stock:

                    (i) On November 5, 2001, Mr. Levy gifted 3,000,000 shares of the Company's common stock to a public charity. This transaction was reported on Mr. Levy's Form 4 for November 2001.

                    (ii) On December 8, 2001,  Mr. Levy sold  169,231  shares of the Company's common stock owned by MLL to an officer of the Company in a private transaction for $22,508 or $.133 per share, in the form of a note receivable. This transaction was reported on Mr. Levy's Form 4 for December 2001.

                    (iii) In a private  transaction,  on December  7, 2001,  Mr.
               Levy purchased 1,700 shares of the Company's Series H Convertible Preferred Stock with a stated value of $1,700,000 for $540,000 in the form of $40,000 in cash and the assignment of $500,000 of notes receivable from the Company. The 1,700 shares of Series H Convertible Preferred Stock are convertible into an aggregate of 2,361,111 shares of the Company's Common Stock at $.72 per share. This transaction was reported on Mr. Levy's Form 4 for December 2001. In addition, based on stockholder approval at the Special Meeting of Stockholders held January 10, 2002, Mr. Levy expects to receive an additional approximate 1,700,000 shares of the Company's Common Stock as an inducement to convert the 1,700 shares of Series H Convertible Preferred Stock (including approximately 284,000 shares as payment for accrued but unpaid dividends).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None

Item 7.  Material to be Filed as Exhibits.

        None

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     January 11, 2001
        ------------------


                                 /s/  H. Irwin Levy
                                 ------------------
                                 H. Irwin Levy